SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3rd March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

APPOINTMENT OF DEPUTY CHAIRMAN OF INTERCONTINENTAL HOTELS GROUP PLC

Not for release, publication or distribution in whole or in part in or into Australia,
Canada, Japan or the Netherlands

Supplementary Listing Particulars

As required by the Listing Rules of the United Kingdom Listing Authority, Six Continents will shortly be sending out supplementary listing particulars to shareholders reflecting the information contained in the announcement of 25 February, 2003 and the further information set out below.

Appointment of David Webster as Deputy Chairman, Board of InterContinental Hotels Group PLC

The Board of Six Continents PLC (“Six Continents”) is pleased to announce that David Webster will be appointed senior non-executive director and Deputy Chairman of the Board of InterContinental Hotels Group PLC (“IHG”). David Webster will also be appointed chairman of the Audit Committee. These appointments will be effective upon the listing of IHG which is scheduled for 15 April, 2003.

The Board also announces that David Prosser will be chairman of the Remuneration Committee of IHG. This appointment will also be effective upon the listing of IHG which is scheduled for 15 April, 2003.

Richard North, Finance Director of Six Continents and Chief Executive designate of IHG, said:

“We are delighted that David has agreed to take up the position of Deputy Chairman. He will be a key member of our Board and play an integral part in the execution of IHG’s strategy. His reputation as a custodian of shareholder value is evidenced by his chairmanships at Reed Elsevier and Safeway.”

Employee Share Option Plans

As explained in the Listing Particulars for both IHG and Mitchells & Butlers PLC (“MAB”), both companies will put in place certain employee share plans (the “Employee Share Plans”) at the time of separation. Each of the Employee Share Plans has a “plan limit” which is described in the Listing Particulars and specifies the maximum percentage of the ordinary share capital of the Company which may be issued under the Employee Share Plans. Following extensive discussions with shareholders, the Board of Six Continents has decided to change the method of calculating the plan limits so that for each employee share plan full account will be taken of ordinary shares to be issued by the companies upon the exercise of options which are to be granted in exchange for options in Six Continents granted under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995.

Enquiries:
Tim Clarke	020 7409 1919
Richard North	020 7409 1919
Fiona Antcliffe	020 7404 5959
Sophie Fitton

In connection with the forthcoming shareholder meetings, Six Continents shareholders are reminded that they should complete and return their forms of proxy as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30am on 190 March 2003.

If you have any questions about the proposals or are in any doubt as to how to complete the forms of proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 117 300 7714 from outside the UK) between 8.30am and 5.30pm (UK time) on Monday to Friday. For legal reasons, this helpline will not be able to provide advice on the merits of the proposals or to provide financial advice.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any possible offer for Six Continents (the “Offer”) and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to its clients nor for providing advice in relation to the separation and return of capital, the Admissions or the Offer.

Merrill Lynch International are acting for Six Continents and for no-one else in connection with the Offer and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	3rd March 2003